EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 Nos. 333-137073 and 333-141914) of Hospitality Properties Trust and in the related Prospectuses of our report dated February 23, 2007 (except for Note 12, as to which the date is November 30, 2007), with respect to the consolidated financial statements and schedule of Hospitality Properties Trust, and our report dated February 23, 2007, with respect to Hospitality Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hospitality Properties Trust, included in this Current Report (Form 8-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 30, 2007